Exhibit A

Casablanca Capital Condemns Compensation Practices at Cliffs Natural Resources

Says Misalignment of Interests between Board and Shareholders

Has Driven Steadily-Increasing Management Compensation while Shareholder Returns Plummeted

Urges Shareholders to Vote GOLD Proxy Card to Elect New Board and Restore Value at Cliffs

New York – July 10, 2014 – Casablanca Capital LP, (“Casablanca”) the beneficial owner of approximately 5.2% of Cliffs Natural Resources Inc. (NYSE: CLF), today issued a letter to shareholders in connection with Casablanca’s campaign for fundamental change at Cliffs and its nomination of six director candidates for election to the Board of Directors at the Company’s upcoming 2014 Annual Meeting of Shareholders on July 29, 2014.

In the letter, Casablanca details escalating management compensation while shareholder returns have plummeted, the opaque nature of the management bonus and review process, and the ways in which bonus compensation metrics have changed from year to year in an apparent effort by the Cliffs’ Board to justify management bonuses despite severe underperformance. Casablanca reiterates that, in contrast to the current 0.3% of Cliffs shares that the current Board and management team owns, Casablanca has economically aligned itself with the interests of fellow shareholders, with Casablanca owning 5.2% of Cliffs shares and with Lourenco Goncalves’ personal investment of $1.5 million in Cliffs’ shares.

Donald Drapkin, Chairman of Casablanca said, “The Cliffs Board and management team have been pursuing their own personal agendas and enrichment at the expense of shareholders for far too long. It is time for the gravy train to end and for the Board to be held accountable. We are confident that on July 29 Cliffs’ shareholders will vote to support a slate of new directors who will reverse the outrageous value destruction and stop the pattern of excessive compensation and self-dealing at Cliffs.”

The full text of the letter, which can be found at www.fixcliffs.com along with other information about Casablanca’s investment in Cliffs, is as follows:

July 10, 2014

Fellow Cliffs Natural Resources Shareholders:

Casablanca Capital LP, one of the largest shareholders of Cliffs Natural Resources (“Cliffs”), is seeking your support to elect a slate of six experienced, highly-qualified Directors to the Cliffs Board at the Company’s 2014 Annual Meeting of shareholders, to be held on July 29, 2014. Without fundamental change at the Board and Executive levels, we believe Cliffs will continue its pattern of value destruction.

Since July 2011, Cliffs shareholders have suffered an extraordinary loss of 85% in the value of their shares. For most of 2013, Cliffs was the "biggest loser" in the S&P 500 (finishing the year in the #2 spot). In 2014, Cliffs’ share price has, so far, fallen another 40%.

While shareholders have suffered a massive loss, the current Directors and management team, who in the aggregate own less than 0.3% of Cliffs shares, appear to us to be focused on clinging to their positions rather than driving real change. In contrast, Casablanca owns 5.2% of Cliffs’ outstanding common stock, and Lourenco Goncalves—an experienced metals and mining executive whom Casablanca is proposing to lead Cliffs—has personally invested $1.5 million in Cliffs shares.

We believe the Cliffs Board’s tiny ownership interest and lack of economic alignment has adverse consequences for shareholders. For example, the Board has awarded, and continues to award, management with what we find to be outrageous compensation for overseeing the precipitous decline in value at Cliffs.

MANAGEMENT COMPENSATION IS UNACCEPTABLE

Cliffs’ long history of underperformance coincides with steadily-increasing management compensation as shareholder returns plummeted:

In 2013, Cliffs’ Board continued its track record of authorizing unacceptable compensation. For instance, Gary Halverson was paid $2.6 million in 2013 for 43 days of work, and has a $6.8 million pay opportunity this year. Despite being awarded approximately $60,000 a day in cash last year, Mr. Halverson has yet to purchase a single share of Cliffs.

NO TRANSPARENCY IN COMPENSATION PRACTICES

Cliffs’ Board uses an opaque bonus and review process for setting management compensation. This has allowed the Board to reward senior management for a failed diversification strategy. Specifically, Cliffs’ short-term senior executive incentive plan is based on secretive, undisclosed factors that are based on “the Compensation Committee’s subjective assessment of achievement” (i.e., at the Board’s sole discretion) and were used last year to reward management for “the Bloom Lake expansion and Ferrochrome”,1 both of which have had disastrous consequences for the Company, in our view.

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1 Source: Cliffs proxy dated June 10, 2014 describing methodology utilized in determining the Corporate Strategic Objectives component of Company’s EMPI Plan.

CONTINUALLY TWEAKING STANDARDS TO MAXIMIZE BONUSES

In four out of the last five years, the Board has wildly altered the earnings metric used to calculate bonuses. This appears to us to be an ongoing attempt by the Board to find earnings metrics that justify management bonuses despite severe underperformance.

BURYING DETAILS OF EXECUTIVE CHAIRMAN’S COMPENSATION

Cliffs’ former Executive Chairman (and current Chairman) James Kirsch was paid $1.2 million in 2013 for leading Cliffs further down the path of value destruction. Just as alarming, Mr. Kirsch stands to be paid as much as $4.5 million by Cliffs in 2014, a fact that was buried in an exhibit to one of Cliffs’ prior filings and was excluded from its latest proxy. It is no wonder Mr. Kirsch remains focused on holding onto his Board seat.

PROTECT YOUR INVESTMENT --

ELECT NEW DIRECTORS WHO WILL ACT IN YOUR BEST INTERESTS

As an owner, why would you let these abuses continue when there is a solution? You have a golden opportunity to unlock substantial value by electing a new Board comprised of highly qualified Directors who have the experience and sense of urgency required to drive meaningful change. We believe the choice is clear — shareholders can’t risk leaving Cliffs in the hands of an incompetent Board. The time to act is now. We urge you to vote your shares FOR our independent nominees on the enclosed GOLD proxy card.

If you have any questions or require assistance in submitting your GOLD proxy card, please contact Okapi Partners at (212) 297-0720 or (877) 274-8654 (toll-free), or visit www.fixcliffs.com for further information.

We thank you for your continued support.

Very truly yours,

Donald G. Drapkin Chairman	Douglas Taylor Chief Executive Officer	Gregory S. Donat Partner & Portfolio Manager

437 Madison Avenue, 28th Floor
New York, N.Y. 10022
(212) 297-0720
Stockholders Call Toll-Free at: (877) 274-8654

E-mail: info@okapipartners.com

About Casablanca Capital LP

Casablanca Capital is an Event Driven and Activist investment manager based in New York, founded in 2010 by Donald G. Drapkin and Douglas Taylor.  Casablanca invests in high quality but underperforming public companies that have multiple levers to unlock shareholder value. The firm seeks to engage with the management, Boards, and shareholders of those companies in a constructive dialogue in order to enhance shareholder value through improved operational efficiencies, strategic divestitures, capital structure optimization and increased corporate focus. In 2011, Casablanca successfully initiated a campaign at Mentor Graphics Corporation to improve profitability and enhance value at the company, working with shareholders to elect three nominees to Mentor’s Board.

Cautionary Statement Regarding Opinions and Forward-Looking Statements

Certain information contained herein constitutes “forward-looking statements” with respect to Cliffs Natural Resources Inc. ("Cliffs"), which can be identified by the use of forward-looking terminology such as “may,” “will,” “seek,” “should,” "could," “expect,” “anticipate,” “project,” “estimate,” “intend,” “continue” or “believe” or the negatives thereof or other variations thereon or comparable terminology. Such statements are not guarantees of future performance or activities. Due to various risks, uncertainties and assumptions, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. The opinions of Casablanca Capital LP ("Casablanca") are for general informational purposes only and do not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person, and should not be taken as advice on the merits of any investment decision. This material does not recommend the purchase or sale of any security. Casablanca reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Casablanca disclaims any obligation to update the information contained herein. Casablanca and/or one or more of the investment funds it manages may purchase additional Cliffs shares or sell all or a portion of their shares or trade in securities relating to such shares.

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Media Contacts:

Sard Verbinnen & Co

George Sard/Matt Benson

212-687-8080

Investor Contacts:

Okapi Partners

Bruce H. Goldfarb/Patrick McHugh/Lydia Mulyk

212-297-0720

CASABLANCA CAPITAL LP, DONALD G. DRAPKIN AND DOUGLAS TAYLOR (COLLECTIVELY, “CASABLANCA") HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM STOCKHOLDERS OF CLIFFS NATURAL RESOURCES INC. (THE "COMPANY") IN CONNECTION WITH THE COMPANY'S 2014 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CASABLANCA, ROBERT P. FISHER, JR., CELSO LOURENCO GONCALVES, JOSEPH RUTKOWSKI, JAMES S. SAWYER AND GABRIEL STOLIAR (COLLECTIVELY, THE "PARTICIPANTS") BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD HAVE BEEN FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, OKAPI PARTNERS LLC, CASABLANCA'S

PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST BY CALLING (212) 297-0720 OR TOLL-FREE AT (877) 274-8654.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED BY CASABLANCA WITH THE SEC ON JUNE 12, 2014 AND IN THE DEFINITIVE ADDITIONAL MATERIALS ON SCHEDULE 14A FILED BY CASABLANCA WITH THE SEC ON JULY 1, 2014 AND JULY 3, 2014. THESE DOCUMENTS CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.